SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under The Securities Exchange Act Of 1934

Europa Acquisition IV, Inc.
(Name of Issuer)

Common Stock, Par Value $0.001 Per Share
(Title of Class of Securities)

(CUSIP Number)

Xinghuacun B5
Yijing Garden, Luohu District
Shenzhen, Guangdong, China

(86) 769 2614-9999
 (Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

With copies to:
Anslow & Jaclin, LLP
195 Route 9 South, Suite 204
Manalapan, NJ 07726
(212) 409-1212

May 12, 2011
(Date Of Event Which Requires Filing Of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), (f) or (g), check the following box ☐.

SCHEDULE 13D

(1) NAMES OF REPORTING PERSONS. S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

Siwei Wang

(2) CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)

(a)	☐
(b)	☐

(3) SEC USE ONLY

(4) SOURCE OF FUNDS (SEE INSTRUCTIONS)

PF

(5) CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) ☐

(6) CITIZENSHIP OR PLACE OF ORGANIZATION

China

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	(7) SOLE VOTING POWER
100,000
(8) SHARED VOTING POWER
0
(9) SOLE DISPOSITIVE POWER
100,000
(10) SHARED DISPOSITIVE POWER
0

(11)  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

100,000

(12) CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐

(13) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

  100%

(14) TYPE OF REPORTING PERSON

   IN

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ITEM 1. SECURITY AND ISSUER.

This statement on Schedule 13D (this “Statement”) relates to the common stock, par value $0.001, of Europa Acquisition IV, Inc., a Nevada corporation (the “Company”), with its principal place of business located at Xinghuacun B5, Yijing Garden, Luohu District, Shenzhen, Guangdong, China.

ITEM 2. IDENTITY AND BACKGROUND.

(a)	This Statement is filed by Siwei Wei (the “Reporting Person”).
(b)	The Reporting Person’s business address is Xinghuacun B5, Yijing Garden, Luohu District, Shenzhen, Guangdong, China.
(c)	The Reporting Person is the Chairman, President and Chief Executive Officer of the Company.
(d)	During the past five years, the Reporting Person has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).
(e)
During the past five years, the Reporting Person has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding, was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)	The Reporting Person is a citizen of China.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

On May 12, 2011, the Company entered into a Stock Purchase Agreement (the “Agreement”) by and among the Company, the Company’s former stockholders and the Reporting Person, pursuant to which the Reporting Person acquired all of the Company’s outstanding shares of common stock from the Company’s former stockholders in exchange for payment by the Reporting Person to the Company’s former stockholders in the aggregate amount of $27,500 (the “Transaction”).

The foregoing description of the terms of the Agreement is qualified in its entirety by reference to the provisions of the Agreement filed as Exhibit A to this Statement, which is incorporated by reference herein.

ITEM 4. PURPOSE OF TRANSACTION.

The purpose of the Transaction was for the Reporting Person to obtain 100% ownership of the Company.

As of the date of this Statement, other than the Reporting Person’s activities as President and Chief Executive officer of the Company and as the Chairman of its Board of Directors, the Reporting Person does not have any plans or proposals which relate to or would result in: (a) the acquisition by any person of additional securities of the Company, or the disposition of securities of the Company; (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation , involving the Company or any of its subsidiaries; (c) a sale or transfer of a material amount of assets of the Company or of any of its subsidiaries; (d) any change in the present board of directors or management of the Company, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board; (e) any material change in the present capitalization or dividend policy of the Company; (f) any other material change in the Company’s business or corporate structure; (g) changes in the Company’s charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the issuer by any other person; (h) causing a class of securities of the Company to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (i) a class of equity securities of the Company becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Act of 1933, as amended; or (j) any similar action to those enumerated in clauses (a) through (i) of this paragraph.

The Reporting Person reserves the right from time to time to acquire or dispose of shares of the common stock, or to formulate other purposes, plans or proposals regarding the Issuer or securities of the Issuer held by such Reporting Person to the extent deemed advisable in light of general investment policies, market conditions and other factors.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER.

(a)	The aggregate number of shares of Common Stock that are beneficially owned by the Reporting Person is 100,000, which represents 100% of the outstanding shares of the Company’s common stock.

(b)	The Reporting Person has the sole power to control the vote of, and dispose of, all of such beneficially owned shares of the Company’s common stock.

(c)
Other than the acquisition of the shares of the Company’s common stock as reported in this Statement, the Reporting Person has not effected any transactions in the Common Stock of the Company in the past sixty (60) days.

(d)	Not applicable.

(e)	Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

Other than the Agreement, the Reporting Person has no contracts, arrangements, understandings or relationships with any other person with respect to any securities of the Company.

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ITEM 7. MATERIAL TO BE FILED AS EXHIBITS.

Exhibits

Exhibit A	Stock Purchase Agreement [incorporated by reference to Exhibit 10.1 of the Company’s Current Report on Form 8-K filed with the Securities and Exchange Commission on May 17, 2011]

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: May 17, 2011

/s/Siwei Wang
Siwei Wang

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